UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 000-23467
A. Full title of the Plan:
PENWEST PHARMACEUTICALS CO.
SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
PENWEST PHARMACEUTICALS CO.
39 OLD RIDGEBURY ROAD, SUITE 11
DANBURY, CT 06810-5120

Penwest Pharmaceuticals Co.
Savings Plan
Audited Financial Statements and Supplemental Schedule
Years ended December 31, 2007 and 2006
Index

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)	10
EX-23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Penwest Pharmaceuticals Co. Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Penwest Pharmaceuticals Co. Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Stamford, CT	/s/ Ernst & Young LLP

June 26, 2008

Penwest Pharmaceuticals Co. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Investments:
Short term investments	$5,448,685	$4,962,687
Penwest Pharmaceuticals Co. common stock	305,710	930,179
Participant loans	81,759	48,945

	5,836,154	5,941,811
Employer contributions receivable	10,515	—

Net assets available for benefits	$5,846,669	$5,941,811

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006

Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(289,459)	$326,450
Interest and dividends	30,099	30,471

	(259,360)	356,921

Contributions:
Participants	540,780	469,626
Rollover	48,195	—
Employer	164,446	238,534

	753,421	708,160

Net increase	494,061	1,065,081

Deductions
Benefits paid to participants	579,620	696,868
Deemed distributions of participant loans	7,926	—
Administrative expenses	1,657	4,896

Total deductions	589,203	701,764

Net (decrease) increase in net assets available for benefits	(95,142)	363,317

Net assets available for benefits:
Beginning of year	5,941,811	5,578,494

End of year	$5,846,669	$5,941,811

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Penwest Pharmaceuticals Co. (the “Company” or the “Employer”) Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. Copies are available from the Plan’s administrative committee (the “Plan Administrator”).
General
The Plan is a defined contribution plan covering all employees of the Company. An employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined in the Plan. Prudential Retirement Insurance and Annuity Company (“PRIAC”), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Participants may contribute from 1% up to 15% of pre-tax compensation, as defined in the Plan. In addition, any participant who was eligible to make a pre-tax contribution and who has attained age 50 by the end of the Plan year is eligible to make a catch-up contribution. The maximum annual catch-up contribution for 2007 and 2006 was $5,000. The 15% limit set forth above does not apply to catch-up contributions. The Company may make quarterly matching contributions, as defined in the Plan, in an amount equal to a percentage of each participant’s pre-tax contributions to the Plan up to 6% of compensation. Additional amounts may be contributed at the discretion of the Company’s Board of Directors to be allocated to the accounts of the participants who are employed on the last day of the Plan year.
Participant Accounts
Individual accounts are maintained for all Plan participants. These accounts reflect participants’ contributions, related Company matching and discretionary contributions, if any, and allocations of earnings or losses on the Plan’s investments. Allocations are based on participant account balances. Forfeitures of nonvested amounts are generally used to reduce future Employer contributions; however, forfeitures may also be applied against the Plan’s administrative expenses and for the reinstatement of previously forfeited balances. Forfeitures of $97,812 were applied to reduce Employer contributions for 2007. No forfeitures were applied against Employer contributions for 2006.
Vesting
Participants are immediately vested in their contributions, as well as in any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as in any earnings thereon, is based on years of credited service and vest in accordance with the following schedule:

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)

Credited Service	% Vested
Less than one year	0%
One year	25%
Two years	50%
Three years	75%
Four years or more	100%
In the event of disability, attainment of age 65 or death of a participant, the related Employer contributions and earnings thereon become fully vested.
Investment Options
All of the Plan’s investment programs are fully participant-directed. Upon enrollment in the Plan, a participant may direct Employer and participant contributions among any of the Plan’s current investment options.
Payment of Benefits
Upon termination, permanent disability or death, 100% of the value of the participant’s vested account may be paid to the participant or the participant’s beneficiary in a lump sum payment.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans bear interest at a rate determined in accordance with a loan policy adopted by the Plan Administrator.
Interest rates on outstanding loans as of December 31, 2007 and 2006 range from 5.25% to 10.5%. Loan terms currently permitted range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. Loans are secured by the balance in the participant’s account.
Expenses
Investment management expenses are charged to the Plan’s underlying investment funds, and the Plan pays transaction and account-based expenses. The Company pays all other expenses of the Plan, including administration, recordkeeping and trust service charges.
Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides a common definition of fair value to be applied to existing generally accepted accounting principles requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and, as such, will be adopted by the Plan as of January 1, 2008. The Company is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.
Investment Valuation and Income Recognition
Except for the Guaranteed Income Fund (described below), the Plan’s investments are stated at fair value. Pooled separate accounts are valued at fair market value based on quoted market prices of underlying investments and are represented by the net unit values held by the Plan at year-end. The Company’s common stock is valued at the last reported sales price on the last business day of the year. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of investments are recorded on their respective trade dates. Interest income is recorded on the accrual basis.
As described in FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”) investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan entered into a fully benefit-responsive group annuity insurance contract (the “Contract”) with PRIAC. As required by the FSP, the statements of net assets available for benefits present the fair value of the Contract; however no adjustment from fair value to contract value was necessary as contract value approximates fair value. The Contract is supported by the general assets of PRIAC and has no maturity date. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Fully Benefit-Responsive Investment Contract
Crediting interest rates under the Contract are announced in advance and are guaranteed for six-month periods. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Crediting rates are set in response to many factors, including current economic and market conditions, the general interest rate environment and both the

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the Contract is 1.50%. The crediting interest rates for this fund were as follows: 3.4% for January 1, 2007 through June 30, 2007; 3.4% for July 1, 2007 through December 31, 2007; 3.2% for January 1, 2006 through June 30, 2006; and 3.4% for July 1, 2006 through December 31, 2006. For all fully benefit-responsive investments contracts, the average yield earned by the Plan, and the average yield earned and credited to participants was 3.4% for 2007 and 3.3% for 2006. There are no reserves against contract values for credit risk of contract issues or otherwise. PRIAC has the contractual right to defer a transfer or distribution in the event that the total transfers or distributions from the Contract’s pool exceed ten percent of the pool’s balance on January 1. The Plan Administrator believes the occurrence of events allowing for a deferral is not probable at this time. PRIAC did not invoke this deferral provision in 2007 or 2006.
The Contract does not specify any events which would limit the ability of the Plan to transact at contract value with the issuer or any events which would allow the issuer to terminate the Contract and settle for an amount different from contract value. The Contract provides payment options of the contract value for surrendering the Contract; however, the Company does not intend to surrender the Contract.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2007	2006

Prudential Retirement Insurance and Annuity Company Funds:
Guaranteed Income Fund -25,811 and 24,510 units, respectively	$797,686	$732,547
Alliance Bernstein Balanced Shares Fund - Class A - 17,725 and 18,157 units, respectively	406,519	404,453
Dryden S&P 500® Index Fund - 7,921 and 7,392 units, respectively	693,825	617,052
Balanced Growth Fund - 31,094 and 29,196 units, respectively	379,714	321,074
High Grade Bond Fund /BSAM Fund - 22,888 units	369,180		*
Mid Cap Growth/Artisan Partners Fund - 28,155 and 33,280 units, respectively	407,203	398,950
Lifetime Balanced Fund - 23,273 and 26,168 units, respectively	417,338	441,280
Franklin Balance Sheet Investment Fund - Class A - 3,972 and 4,236 units, respectively	316,361	349,175
Penwest Pharmaceuticals Co. common stock - 52,258 and 55,967 shares, respectively	305,710	930,179

*	Investment was less than 5% of the Plan’s net assets available for benefits.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
During 2007 and 2006, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	Year Ended December 31,
	2007	2006

Prudential Retirement Insurance and Annuity Company Funds:
Core Bond/BSAM Fund	$2,098	$1,192
High Grade Bond/BSAM Fund	15,952	8,767
Alliance Bernstein Balanced Shares Fund — Class A	11,906	74,049
Balanced Growth Fund	37,670	11,732
Lifetime Aggressive Growth Fund	14,598	30,471
Lifetime Growth Fund	9,185	16,701
Lifetime Balanced Fund	29,690	18,237
Lifetime Conservative Growth Fund	12,793	12,752
Lifetime Income & Equity Fund	2,530	2,513
Dryden S&P 500® Index Fund	31,596	85,339
Fidelity Advisor Equity Growth Account	13,587	3,691
Oakmark Select Fund — Class II	(21,064)	20,404
Mid Cap Growth/Artisan Partners Fund	86,376	30,402
Small Cap Growth/TimesSquare Fund	4,391	6,999
Lazard International Equity Account	—	5,297
American Century International Growth Account	—	1,821
International Growth/Artisan Partners Fund	43,744	29,424
International Value/LSV Asset Management Fund	4,197	26,647
Fidelity Advisor Equity Income Account	8,817	18,731
Franklin Balance Sheet Investment Fund — Class A	(9,596)	45,744
Penwest Pharmaceuticals Co. common stock	(587,929)	(124,463)

	$(289,459)	$326,450

4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
5. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$5,846,669	$5,941,811
Less: Employer contributions receivable	(10,515)	—

Net assets available for benefits per the Form 5500	$5,836,154	$5,941,811

The following is a reconciliation of Employer contributions per the financial statements to the Form 5500:

Year Ended
December 31,
2007
Employer contributions per the financial statements	$164,446
Less: Employer contributions receivable at December 31, 2007	(10,515)

Employer contributions per the Form 5500	$153,931

6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated November 3, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated, primarily for regulatory and legislative requirements. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
In connection with the amendment and restatement of the Plan document, which was adopted in January 2008, the Plan applied for a determination letter from the IRS.

Supplemental Schedule

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2007

		Description of Investment
		Including Maturity Rate,
	Identity of Issue, Borrower,	Rate of Interest,
	Lessor, or Similar Party	Par or Maturity Value	Current Value

*	Prudential Retirement	Guaranteed Income Fund - 25,811 units	$797,686
	Insurance and Annuity Co.	Core Bond /BSAM Fund - 2,667 units	42,017
		High Grade Bond/ BSAM Fund - 22,888 units	369,180
		Alliance Bernstein Balanced Shares Fund - Class A - 17,725 units	406,519
		Balanced Growth Fund - 31,094 units	379,714
		Lifetime Aggressive Growth Fund - 15,196 units	281,779
		Lifetime Growth Fund - 8,769 units	161,384
		Lifetime Balanced Fund - 23,273 units	417,338
		Lifetime Conservative Growth Fund - 12,870 units	228,975
		Lifetime Income & Equity Fund - 3,274 units	56,736
		Dryden S&P 500® Index Fund - 7,921 units	693,825
		Fidelity Advisor Equity Growth Account - 702 units	76,783
		Oakmark Select Fund - Class II - 3,661 units	123,959
		Mid Cap Growth/Artisan Partners Fund - 28,155 units	407,203
		Small Cap Growth/TimesSquare Fund - 5,634 units	145,716
		International Growth/Artisan Partners Fund - 13,299 units	237,729
		International Value/LSV Asset Management Fund - 8,640 units	134,040
		Fidelity Advisor Equity Income Account - 3,020 units	171,741
		Franklin Balance Sheet Investment Fund - Class A - 3,972 units	316,361

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2007
(continued)

		Description of Investment
		Including Maturity Rate,
	Identity of Issue, Borrower,	Rate of Interest,
	Lessor, or Similar Party	Par or Maturity Value	Current Value

*	Prudential Retirement Brokerage Services, Inc.	Penwest Pharmaceuticals Co. common stock - 52,258 shares	305,710

*	Participant Loans	Interest rates ranging from 5.25% - 10.5%; maturity dates through 2017	81,759

			$5,836,154

*	Denotes party in interest to the Plan.
The cost column is not applicable as all of the Plan’s investment programs are fully participant-directed.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penwest Pharmaceuticals Co. Savings Plan
June 26, 2008	By:	/s/ Benjamin L. Palleiko
Benjamin L. Palleiko
Senior Vice President, Corporate Development and Chief Financial Officer Penwest Pharmaceuticals Co. Savings Plan Administrative Committee